July 23, 2024

Andresian D   Rozario
Chief Executive Officer and Chairman of the Board
Vantage Corp (Singapore)
#05-06, Level 5, 51 Cuppage Road
Singapore 229469

       Re: Vantage Corp (Singapore)
           Draft Registration Statement on Form F-1
           Submitted June 25, 2024
           CIK 0002027160
Dear Andresian D   Rozario:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Prospectus Summary
Our Corporate Structure and History, page 6

1. Please revise to also include a diagram of your ownership structure prior to your reorganization.
Corporate Information, page 7

2.     Your emerging growth company (   EGC   ) disclosures are unclear and
       inconsistent. Specifically, we noted the following:

              At the bottom of page 7 you state that you have    irrevocably
elected not to avail
            yourselves of the extended transition period for adopting new or revised accounting statements. This disclosure suggests you will opt out of Section 107 provisions.
 July 23, 2024
Page 2

              In the risk factor    We are an emerging growth company within
the meaning of the
            Securities Act and may take advantage of certain reduced reporting
requirements    on
            page 22, you state that you do not plan to    opt out    of such
exemptions, and, as a
            result of your election, your financial statements may not be comparable to those of companies that comply with public company effective dates. This disclosure suggests you will take advantage (opt in) of the Section 107 provisions.

       Please address the following comments:

              Clearly disclose whether you plan to take advantage of (opt in) or opt out of, the
            Section 107 provisions which provide EGCs an extended transition period to comply with new or revised accounting standards.

              If you elect to take advantage of (opt in) the extended transition period, continue to disclose that your financial statements may not be comparable to those that comply with public company effective dates.

              If you elect to opt out of the extended transition period, check the appropriate box on the cover page for this election.

              On page 7, you reference    standards required by the IASB
despite reporting under
            US GAAP. Revise as appropriate.
Market and Industry Data, page 8

3. You disclose here that your prospectus includes statistical and other industry and market data that you obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data.
       Please revise to clarify that you commissioned the "Shipbroking Market Report 2023-
       2027    issued in December 2022 from Technavio to provide information cited in your
       prospectus regarding your industry and market position.
Risk Factors
We face risks of potential unauthorized use and limited legal protection, page
13

4. Please revise here and under Intellectual Property at page 58 to clarify whether you or any other person or entity owns intellectual property rights in Opswiz. In addition, please disclose the size of the grant from Enterprise Singapore in U.S. dollars and whether portions of the proceeds of this offering will be used to further develop the Opswiz system.
You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection, page 26

5. We note your disclosure on page 104 that all of your directors and executive officers are residents outside the United States. Please expand your disclosure here and in your enforcement of civil liabilities section to discuss the ability of U.S. investors to effect service of process within the United States on your directors and officers.
 July 23, 2024
Page 3

Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Global oil tanker fleet production and scrapping , page 35

6.     We note your disclosure that changes in vessel technology, regulations,
and
       environmental standards can impact vessel utilization rates and operating costs, further
       affecting the Company   s revenue. If material, please revise to include
a discussion of the
       regulations and environmental standards that could impact your business operations and revenue, and add related risk factor disclosure if appropriate. Liquidity and Capital Resources
Concentration and Credit Risks, page 42

7. We note your disclosure that, as of March 31, 2023, one vendor accounted for 68.1% of your account payables. Please revise to provide a more detailed description of your relationship with this vendor, including which types of products or services are supplied, and whether such relationship involves long term agreements or arrangements. Please describe the material terms of any such agreements or arrangements. To the extent you are substantially dependent on any agreement or arrangement with this vendor, include the agreement as an exhibit. If you believe you are not substantially dependent on the agreements, please explain why. Refer to Item 8(a) of Form F-1 and
Item 601(b)(10)
       of Regulation S-K.
Industry Overview, page 46

8. We note your disclosure that the information presented in this section has been derived
       from the    Shipbroking Market Report 2023-2027    commissioned by you
and issued in
       December 2022 by Technavio to provide information regarding your industry and market position. Please include a consent from Technavio pursuant to Rule 436 of the Securities
       Act as an exhibit. Also, since this report was issued in December 2022, advise on whether you have given any consideration to updating this report. Financial Statements, page F-1

9. Please present audited financial statements of the Registrant, Vantage Corp. At a minimum, an audited balance sheet is required. If Vantage Corp has commenced operations, audited statements of comprehensive income, stockholders equity and cash flows for the period from the date of inception to the date of the audited balance sheet also are required. In addition, address the presentation of Vantage BVI in the notes to the audited financial statements. Refer to Item 4 of Form F-1 and Item 8 of Form 20-F.
10. You present financial statements of "Vantage Corp and its Subsidiaries"; however,
       Vantage Corp was not in existence on March 31, 2023 or 2024. Accordingly, the labeling of your financial statements is inappropriate.

       It appears that the financial statements prior to the reorganization (as of and for the years ended March 31, 2023 and 2024) represent combined financial statements of Vantage
       Shipbrokers Pte. Ltd. ("Vantage Singapore") and "Vantage Nexus Commercial Brokers
       Co. L.L.C. ("Vantage Dubai") and financial statements that will be presented after the reorganization will be consolidated financial statements of Vantage Corp, which will include Vantage (BVI) Corporation ("Vantage BVI"), Vantage Singapore and Vantage
 July 23, 2024
Page 4

       Dubai.

       If this is the case, please make appropriate changes to the financial statements including, but not limited to:

              the labeling of your financial statements reorganization disclosure on page F-7 consolidation policy on page F-7

       In addition, please have your auditors make any necessary changes to their audit opinion.
Consolidated Statements of Operations and Comprehensive Income, page F-4

11. We note your presentation of gross profit on the face of your statement of operations and comprehensive income. We also note that you recorded $167,612 of depreciation and amortization in the year ended December 31, 2023 and that $28,634 relates to depreciation of plant and equipment that is recorded within the general and administrative expense line item. Please confirm that gross profit reflects all costs that are allocable to costs of revenues in accordance with GAAP, including the allocable portion of depreciation and amortization, or, revise as appropriate.

       If you do not believe a depreciation and amortization should be included within cost of revenues, explain the basis for your conclusion and tell us how your presentation complies with SAB Topic 11:B.

       Furthermore, in your footnotes, please present a description of gross profit, discuss the assets that are being amortized, disclose the amount of amortization expense recorded, and disclose the line item(s) on the income statement in which amortization is recorded.

Consolidated Statements of Cash Flows, page F-6

12. We note your line items "Interest Expenses on Lease Liabilities" within the operating activities section of your statement of cash flows, and, "Principal Payment of Lease
       Liabilities" and "Payment of Interest on Lease Liabilities" within financing activities. Since it appears that you have only operating leases, explain how your presentation complies with ASC 842-20-45-5 or revise as necessary.
13. We note your presentation of "Interest Income" as an adjustment to cash provided by operating activities and the corresponding "Interest Received" line item presented as a cash inflow from investing activities. Please explain how your presentation complies with
       ASC 230. If this represents cash receipts from interest, please refer to the guidance in
       ASC 230-10-45-16.b and revise as necessary.
1. Organization and Principal Activities
Reorganization, page F-7

14. You state that the reorganization will be accounted for as a business combination among entities under common control. Refer to ASC 805-50-15-6 and tell us how you
 July 23, 2024
Page 5

       determined the reorganization meets the scope of a transaction between entities under common control. In doing so, tell us why you believe you assert control as it appears that the entities are owned by several shareholders. If the shareholders are operating together to assert common control, provide us with any agreements or summarize arrangements made between the shareholders that stipulate all shareholders will vote and
       act together in such manner that they can be viewed as entities under common control or under common management. Finally, please provide us with a list of shareholders and ownership percentages for each of your entities prior to the reorganization.
Notes to Consolidated Financial Statements, page F-7

15. Given the significance of your "Other Income" line item, please describe and quantify the items that are included within this line item in the notes to your financial statements, preferably in a separate footnote.
2. Summary of Significant Accounting Policies
(q) Government Grant, page F-12

16. Please present the disclosures required by ASC 832-10-50, including a general description of the government grant transaction(s), the line item(s) on the income statement and balance sheet that are affected by such transactions, the amounts applicable to each line item, and any significant terms or conditions of the government grants.
11. Revenue by Service, page F-17

17. You state on page 50 that you divide the services you provide to the tanker market into the following five divisions:

                Dirty petroleum products
                Clean petroleum products
                Petrochemicals
                Biofuels and vegetable oils
                Projects

       We also note that each of your five divisions is overseen by a dedicated division head who is responsible for managing the brokers within their division. Please tell us how you considered presenting disaggregated revenue disclosures under ASC 606-10-50-5 for your five divisions.
General

18. You refer to your financials statements as "Consolidated Financial Statements",
       "Combined Financial Statements" and "Consolidated Combined Financial Statements" in
       your filing. Please present the description of your financial statements in a consistent manner. Alternatively, you may want to describe the financial statements presented prior to the reorganization, and the financial statements that will be presented subsequent to the reorganization.
19. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
 July 23, 2024
Page 6

       have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retained or intend to retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. Please contact Joseph Klinko, Staff Accountant, at 202-551-3824, or Yong
Kim, Staff
Accountant, at 202-551-3323 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Lawrence Venick, Esq.